UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                 SEC FILE NUMBER
                                                                     0-28445

                                                                  CUSIP NUMBER

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [  ] Form 10-K   [   ] Form 20-F [   ] Form 11-K   [X] Form 10-Q
             [  ] Form N-SAR  [   ] Form N-CSR

       For Period Ended    September 30, 2004
                           ------------------

       [  ]  Transition Report on Form 10-K
       [  ]  Transition Report on Form 20-F
       [  ]  Transition Report on Form 11-K
       [  ]  Transition Report on Form 10-Q
       [  ]  Transition Report on Form N-SAR

       For the Transition Period Ended
                                           ------------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


The Project Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

333 N. Sam Houston Parkway E., Suite 275
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Address of Principal Executive Offices (Street and Number)

Houston, Texas 77060
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City, State and Zip Code


PART II - RULE 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

      (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report,  semi-annual report, transition report on
            Form 10-K,  Form  20-F,  Form 11-K,  Form  N-SAR or Form  N-CSR,  or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      As a result of a change in the registrant's independent accounting firm and demands on management resources, the registrant has been delayed in completion of its financial statements and is unable to file its Form 10-QSB for the quarter ended September 30, 2004 by the prescribed due date.


PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

         Michael Sanders             832                    446-2599
      ---------------------     -------------   --------------------------------
            (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.


                             The Project Group, Inc.
                         -------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        November 15, 2004            By   /s/  Craig Crawford
     -------------------------------          ----------------------------------
                                                  Craig Crawford, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
       Intentional misstatements or omissions of fact constitute Federal criminalviolations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec. 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).